SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (Amendment No. )1

                                   TECE, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    872367107
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                                 (CUSIP Number)

                              DAVID J. ADLER, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 9, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 12 Pages)

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).
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CUSIP No. 872367107                   13D                     Page 2 of 12 Pages

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                              MANITEX CAPITAL INC.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) /_/
                                                                 (b) /_/
     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                            OO

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                           /_/

     6       CITIZENSHIP OR PLACE OR ORGANIZATION
                          CANADA

 NUMBER OF           7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                            4,284,441
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                     8         SHARED VOTING POWER

                                        -0-

                     9         SOLE DISPOSITIVE POWER

                                        4,284,441

                    10         SHARED DISPOSITIVE POWER

                                        -0-

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

                      4,284,441
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                 /_/

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           19.2%
     14      TYPE OF REPORTING PERSON*

                                  CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 872367107                   13D                     Page 3 of 12 Pages

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                               INTASYS CORPORATION

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /_/
                                                                  (b) /_/
     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                            OO

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                            /_/

     6       CITIZENSHIP OR PLACE OR ORGANIZATION
                      ONTARIO

 NUMBER OF           7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                   6,522,710
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                     8         SHARED VOTING POWER

                                        -0-

                     9         SOLE DISPOSITIVE POWER

                               6,522,710

                    10         SHARED DISPOSITIVE POWER

                                        -0-

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

             6,522,710
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                        /_/

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           29.2%

     14      TYPE OF REPORTING PERSON*

                                  CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 872367107                   13D                     Page 4 of 12 Pages


         The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to shares (the "Shares") of the common stock, par value $.001 per share ("Common Stock"), of TECE, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 740 St. Maurice, Suite 410, Montreal, Quebec H3C 1L5 Canada.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) This Statement is filed by Manitex Capital, Inc., a Canadian corporation ("Manitex"), and Intasys Corporation, an
Ontario corporation ("Intasys"). Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting
Persons".

                   Manitex   and   Intasys  are  under   common   control   and,
accordingly, are hereby filing a joint Schedule 13D.

                  (b) The principal business address of each Reporting Person and each person identified on Schedule A is 1 Place Ville- Marie, Suite 2001, Montreal, Quebec H3B 2C4 Canada.

                  (c) Manitex is a diversified technology investment company. The principal business of Manitex is providing capital and strategic visions to early and mid-stage emerging technology companies.

                  The principal business of Intasys and its majority owned subsidiaries is to operate and take strategic positions in Internet, e-commerce service and technology companies, provide management counsel and operating capital to Internet, e-commerce, technology and wireless telecommunications companies, and develop and market subscriber management, billing and customer care software for the telecommunications, utilities and other industry markets.

                  Certain information concerning the directors and executive officers of the Reporting Persons is set forth on Schedule A attached hereto and incorporated herein by reference.

                  (d) Neither Reporting Person nor, to the best knowledge of the Reporting Persons, any person identified in Schedule A, has, during the last
five  years,  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar misdemeanors).
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CUSIP No. 872367107                   13D                     Page 5 of 12 Pages



                  (e) Neither Reporting Person nor, to the best knowledge of the Reporting Persons, any person identified in Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Each person identified on Schedule A is a citizen of Canada.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Reporting Persons acquired in a share exchange exchangeable securities that are convertible at any time into the 10,807,151 Shares of Common Stock. Under a Share Exchange Agreement and related agreements, as amended (the "Exchange Agreements"), dated October 10, 2000, among the Issuer, its wholly-owned subsidiary 3786137 Canada Inc., a Canadian corporation ("3786137"), Tec TechnologyEvaluation.com, a Canadian corporation ("TEC.com") and certain of the shareholders of TEC.com, including the Reporting Persons (the "Majority TEC.com Shareholders"), on November 9, 2000 (i) 3786137 acquired from the Majority TEC.com Shareholders common shares, no par value (the "TEC.com Common Shares"), of TEC.com and convertible debentures (convertible into TEC.com Common Shares) representing 70.9% of the issued and outstanding common shares of TEC.com, (ii) the Majority TEC.com Shareholders were issued exchangeable non-voting shares of Class A preferred stock of 3786137 (the "3786137 Shares"), exchangeable on a one-for-one basis into an aggregate of 11,913,140 shares of common stock of the Issuer (the "Issuer Exchange Shares"). The Issuer Exchange Shares are held in trust under the terms of an Exchange and Voting Agreement (the "Trust Agreement"), among the Issuer, the Trustee named therein, 3786137 and TEC.com. (The foregoing transactions are referred to collectively hereafter as the "Transactions.")

                  The sole source of consideration for issuance to the Reporting Persons of the 3786137 Shares was the exchange of the TEC.com Common Shares and convertible debentures held by them. At such time as a Reporting Person may exchange its 3786137 Shares for Common Stock, the sole source of consideration for the transfer to it of the Common Stock will be the 3786137 Shares.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The Transactions were entered into to combine TECE.com with a company whose securities are registered under the Securities Exchange Act of 1934, as amended, and to facilitate the investment of a minimum of $4,000,000 in TEC.com by private investors.

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CUSIP No. 872367107                   13D                     Page 6 of 12 Pages


Immediately prior to the Transactions, the Issuer had no material operations, revenues, assets or liabilities. The Exchange Agreements were structured to provide the shareholders of TEC.com with a capital gain deferral under applicable Canadian tax laws, rules and regulations.

         Neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person identified in Schedule A, has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as follows:

                  (a) 3786137 intends to acquire all of the remaining outstanding TEC.com Common Shares and TEC.com convertible debentures held by minority holders in exchange for 3786137 Shares, on the basis of one 3786137 Share for each two TEC.com Common Shares held. Upon completion of this transaction, the former shareholders of TEC.com will hold, in the aggregate, approximately 62.8% of the Common Stock on a fully diluted basis.

                  (d) As a result of the Transactions, (i) the Board of Directors of the Issuer now consists of the following persons: Steve Saviuk and Claude E. Forget; and (ii) the officers of the Issuer are Claude Forget
(Chairman) and Michael Clayton (Chief Financial Officer).It is presently anticipated that the Reporting Persons will cause additional persons to be elected as directors and officers of the Issuer.

                  (f) As a result of the Transactions, the principal business of the Issuer will be that of TEC.com. TEC.com has developed a number of platform technologies aimed at web-based research and analysis of computer hardware, communications and related information technology industries geared to help business decision-makers to improve the allocation of resources dedicated to information technology purposes and to reduce clients' risk, cost and time in making information technology related decisions.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 22,363,140 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding after giving effect to the Transactions, assuming the exchange of all of the issued and outstanding 3786137 Shares for shares of Common Stock. Through the Trustee under the Trust Agreement, each holder of 3786137 Shares, including the Reporting Persons, has the right to direct the vote of that number of shares of Common Stock for which its 3786137 Shares are exchangeable. At such time as such holders, including

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CUSIP No. 872367107                   13D                     Page 7 of 12 Pages


the Reporting Persons, may exchange their 3786137 Shares for shares of Common Stock, they will have the right to direct the disposition of such Common Stock.

                  Intasys beneficially owns 6,522,710 3786137 Shares, which are exchangeable into shares of Common Stock on a one for one basis. The shares of Common Stock that would be received by Intasys in the exchange constitute approximately 29.2% of the Common Stock outstanding. Manitex beneficially owns 4,284,441 3786137 Shares, which are exchangeable into shares of Common Stock on a one for one basis. The shares of Common Stock that would be received by Manitex in the exchange constitute approximately 19.2% of the Common Stock outstanding.

                  (b) Each Reporting Person has the sole power to vote or to direct the vote as well as the sole power to dispose or to direct the disposition of the shares mentioned in subparagraph 5(a) above.

                  (c) There were no transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons other than the Transactions.

                  (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1.       Joint Filing Agreement.

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CUSIP No. 872367107                   13D                     Page 8 of 12 Pages


                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 20, 2000               INTASYS CORPORATION


                                        By: /s/ Daniel Bertrand
                                           --------------------
                                            Daniel Bertrand
                                            Vice President, Finance
                                            and Administration

                                        MANITEX CAPITAL INC.


                                        By: /s/ Steve Saviuk
                                            ----------------
                                            Steve Saviuk
                                            President and Chief
                                            Executive Officer

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CUSIP No. 872367107                   13D                     Page 9 of 12 Pages


                                   SCHEDULE A

                  The names of the directors and executive officers of Intasys, and their present principal occupations, are set forth below.


NAME                                   PRESENT PRINCIPAL OCCUPATION

Steve Saviuk                           Director and Chief Executive Officer.
                                       Also President of Manitex.
Daniel Bertrand                        Vice President, Finance and
                                       Administration.
Claude Beauregard                      Director.
Daniel Morissette                      Vice President, Technology.
Ron Perry                              Vice President, Investor Relations.
Claude Forget                          Director.  Chief Executive Officer and
                                       director of Intasys Management Systems,
                                       Inc., a majority owned subsidiary of
                                       Intasys.
The Hon. Francis                       Director. President of Eastern Canada for
Fox                                    Rogers AT&T Wireless.
Lorna Rosenstein                       Director. Business consultant.
Herman Turmurcuoglu                    Director. President of Mamma.com Inc., a
                                       majority owned subsidiary of Intasys.

                  The names of the directors and executive officers of Manitex, and their present principal occupations, are set forth below.


NAME                                   PRESENT PRINCIPAL OCCUPATION

Steve Saviuk                           President, Chief Executive Officer and a
                                       Director. Also a Director and Chief
                                       Executive Officer of Intasys.
Michael Tinmouth                       Chief Operating Officer and Chief
                                       Financial Officer.
J.V. Raymond Cyr                       Director.  Chairman of Polyvalor Inc.
Wynn Rimstad                           Director. Consultant.
Laurent Nadeau                         Director. Chairman of Nova Molecular Inc.

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CUSIP No. 872367107                   13D                    Page 10 of 12 Pages




David Ben-David                        Director.  President and Chief Executive
                                       Officer of NSI Communications Inc.
Louis Lu                               Director. Executive Vice-President of
                                       Alpha Capital Inc.
Sheldon Inwentash                      Director.  Chief Executive Officer,
                                       President and a director of Pinetree
                                       Capital Corp.

         To the best of Manitex's knowledge, the following is information relating to all shareholders of Manitex who exercise control over 10% or more of the common shares of Manitex and the names of their directors and executive officers.

                           SIMCOR CANADA HOLDINGS INC.


NAME                                   PRESENT PRINCIPAL OCCUPATION

Steve Saviuk                           Director, President and Secretary.  Also
                                       President, Chief Executive and a Director of Manitex; Chief Executive Officer and a
                                       Director of Intasys.


                             PINETREE CAPITAL CORP.


NAME                                   PRESENT PRINCIPAL OCCUPATION

Sheldon Inwentash                      Chairman, Chief Executive Officer and
                                       Director.
Luigi Falzone                          Director, Vice President, Legal &
                                       Corporate Affairs and Secretary.
Steve Saviuk                           Director.  Also President, Chief
                                       Executive and a Director of Manitex;
                                       Chief Executive Officer and a Director
                                       of Intasys.
David A. Williams                      Director. President of Roxborough
                                       Holdings, Inc.
Larry Goldberg                         Executive Vice President and Chief
                                       Financial Officer.

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CUSIP No. 872367107                   13D                    Page 11 of 12 Pages

                                  EXHIBIT INDEX



Exhibit                                                   Page
-------                                                   ----
1.       Joint Filing Agreement                            12
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CUSIP No. 872367107                   13D                    Page 11 of 12 Pages

                             JOINT FILING AGREEMENT


                  In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated November 20, 2000 (including amendments thereto) with respect to the Common Stock of TECE, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  November 20, 2000               INTASYS CORPORATION




                                        By: /s/ Daniel Bertrand
                                            -------------------
                                            Daniel Bertrand
                                            Vice President, Finance
                                            and Administration

                                        MANITEX CAPITAL INC.


                                        By: /s/ Steve Saviuk
                                            ----------------
                                            Steve Saviuk
                                            President and Chief
                                            Executive Officer